September 16, 2011

Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

       RE: <u>Metropolitan Life Insurance Company</u>:
                   Metropolitan Life Separate Account E
                   "Preference Premier 2"
                   Initial Registration Statement filed on Form N-4
                   File Nos. 811-04001 and 333-176654

Dear Mr. Conner:

The staff reviewed the above-referenced initial registration statement, which the Commission received on September 2, 2011. We have given the registration statement a selective review. Based on our review, we have the following comments. Unless indicated otherwise, page references are to the pages in the courtesy copy of the revised prospectus, marked against the May 1, 2011 prospectus for the Preference Premier contract, File No. 333-153109 ("May 2011 Prospectus"), provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees or support agreements with third parties, or will the company be primarily responsible for paying out on any guarantees associated with the contract.

PROSPECTUS

2.   Please revise the name of the contract to match that provided as the Class identifier. Moreover, the contract name provided in the prospectus should be differentiated from the same contract name used in an existing contract.

3.   **Table of Expenses (page 8)**

    a.   Please disclose the range of applicable state premium taxes in the second to last sentence of the narrative preceding the contract owner transaction expenses table on age 8. Also please disclose the "other taxes that may apply" or delete the reference.

    b.   Please fully describe the transfer fee in the fuller discussion of charges beginning on page 50 despite the fact that a fee is not currently imposed.

    c.   Please delete the word "Current" from the beginning of the narrative preceding the two separate account charge tables and otherwise confirm with the staff that the charges shown represent the respective maximum charges.

    d.   It is unclear whether any of the Standard, Optional Step-Up or Optional Earnings Preservation Benefits can be combined resulting in a higher overall separate account charge. Please clarify and if appropriate, please provide a line item in the separate account charge table for a total separate account charge.

The fuller discussion of these death benefits, respectively, on pages 58, 60, and 82 should also be revised to make this clear.

    e.   For the Additional Optional Death Benefits and Optional Guaranteed Income Benefits fee tables, please list the maximum charge first.

    f.   You have advised the staff that the EDB Max II and EDB III are not available in Nevada <u>and Oregon</u>. Accordingly, please revise the second sentence of Note 4 on page 10.

    g.   With respect to the examples on pages 15 through 20, please highlight the class names in the introduction to each example as it is difficult to distinguish among the ten examples.

Please also consider presenting the information in two sets of examples: one to reflect the highest possible combination of charges; and the other to reflect the lowest combination and adjust the preamble to each accordingly.

4.   **Your Investment Choices (page 29)**

    a.   If the designation "II" is going to be used after "GMIB Max" and "EDB Max," please do so consistently throughout the prospectus, *e.g.*, compare caption "Guaranteed Minimum Income Benefit Max and Enhanced Death Benefit Max Portfolios ('GMIB Max Portfolios' or 'EDB Max Portfolios' or 'GMIB Max Portfolios and EDB Max Portfolios')" on page 29) with its first paragraph.

b.   Please delete the caption identified in comment a. above and its disclosure up to the introductory sentence of the chart beginning on page 30. The disclosure is duplicative of the more detailed allocation restrictions disclosure beginning on page 34.

c.   The disclosure in "Restrictions on Investment Allocations After an Optional Benefit Terminates" on page 35 appears to address the consequences of four different situations: i) when the GMIB Max II rider terminates; ii) when the EDB Max II rider terminates; iii) when both are elected and both terminate; and iv) when both are selected and only the GMIB Max II rider is terminated.

Please consider adding disclosure explaining another possible situation: when both riders are elected and the EDB Max II rider is terminated. Moreover, it would appear that the disclosure provided on page 35 would actually be equally if not more appropriate to have on page 66 under "Restrictions on Investment Allocations if the EDB Max II Terminates" given that the GMIB Max II must be elected in order to elect the EDB Max II, *i.e.*, would only have the situation where both riders have been elected and then the impact of terminating one or the other.

Please revise other portions of the prospectus as necessary, *e.g.*, first paragraph on page 94.

d.   Under "Investment Allocation Restrictions for the [GMIB Plus IV, EDB III, GMIB Plus III, and the EDB II]" on page 35, please briefly disclose whether the DCA is available with the election of the GMIB Plus and EDB riders as was provided in the last paragraph under "Investment Allocation Restrictions for the [GMIB Max II and EDB Max II]" (see first paragraph on page 35).

Conversely, please briefly disclose whether the EDCA is available with the election of the GMIB Max II and EDB Max II riders as was affirmatively stated in the first paragraph under "Investment Allocation Restrictions for the [GMIB Plus IV, EDB III, GMIB Plus III, and the EDB II.]"

5.   The Annuity Contract (page 40)

Please disclose the five asset allocation models referenced in the first paragraph under "The Index Selector" on page 43.

6.   Charges (page 50)

The last paragraph under "Optional Enhanced Death Benefits" and under "Optional Guaranteed Minimum Income Benefits" on page 52, both address whether "a pro rata portion of the rider charge" would be imposed depending on various events including, respectively, the "date you annuitize your Contract" and "application to annuitize" in, respectively, the first and fourth lines of the applicable paragraphs on page

52.
In contrast, item c) of the terminating events for the EDB riders and GMIB riders describes this event as, respectively, the "date you annuitize your Contract" on page 67, and the "date you elect to receive income payments" on page 97.

The staff suggests reconciling the phrases used in these sections for consistency.

7. **Living Benefits – Guaranteed income Benefits (page 84)**

    a. Please highlight the last paragraph preceding "Ownership" on page 85 and the corresponding paragraph following the two bullet points at the top of page 107.

    b. The "Note on Graphs and Examples:" subsection should be placed toward the end of this section after the rider and its terms and features have been explained in full.

    Moreover, for more comprehensive disclosure, please expand the subsection to include the actual examples that were provided in the appendix for the GMIB Plus IV and GMIB Max II provided in other contemporaneously filed initial registration statements offering the same types of GMIB and EDB riders.

    c. Prior to the graphs and examples for the Guaranteed Principal Option beginning on page 109 and the RMD beginning on page 111 following the description of the GMIB Plus III, please add all other graphs and examples provided in the appendix for the GMIB Plus III provided in other contemporaneously filed initial registration statements offering the same types of GMIB and EDB riders.

8. Under "When We Can Cancel Your Contract" on page 126, please disclose whether the election of any riders would negate or otherwise impact the company's termination right. However, as previously discussed with the registrant, the staff is willing to permit use of current disclosure if registrant will acknowledge the comment and represent that it will provide the requested disclosure in its next amendment.

9. Please delete "Accumulation Unit Value Tables" from the table of contents for the statement of additional information provided on page 138.

PART C

10. Please retitle "Part II" as Part C.

11. With respect to exhibits provided under Item 24.b, please note the absence of exhibits for the new version of certain riders available with the contract. Conversely exhibits of riders not available with this contract should be deleted.

12.   Please provide any relevant powers of attorney as an exhibit to this filing and note that they should "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

Please also revise Item 24.b.13. to reflect that the relevant powers of attorney have been "filed herewith" without incorporating by ref to any prior powers of attorney that do not apply to this filing.

13.   **Financial Statements, Exhibits, and Certain Other Information**

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

14.   **Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products